Exhibit 16

[LETTERHEAD]

SDR PURCHASE MANDATE

Dated 6th September, 2024

BY AND BETWEEN:

ATLAS LUXCO S.À R.L., a Luxembourg limited liability company, having its registered office at 53, boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg, registered with the Trade and Companies Register of Luxembourg under number B274990, uniquely identified by its Legal Entity Identifier 254900O4SDG3SCXOL887, duly represented for the purposes hereof,

(the “Client”)

On the one hand,

AND:

[*****][*****],

(the “Intermediary”)

On the other hand,

(the Client and the Intermediary, each a “Party” and together the “Parties”)

WHEREAS:

by virtue of this agreement (the “Agreement”), the Client wishes to appoint the Intermediary to acquire SDRs (as defined below) on behalf of the Client representing (i) a total number of SDRs not higher than the Target Number of SDRs (as defined below) and (ii) an Aggregate Purchase Amount (as defined below) in respect of the last day of the Purchase Period (as defined below) not higher than the Target Amount (as defined below).

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	Definitions

“Aggregate Purchase Amount” has the meaning ascribed to this term in the Mandate Letter.

“Assignment” has the meaning ascribed to this term in Clause 2.1 (Appointment).

“Commencement Date” means the Monday the 9th of September 2024 (included).

“Completion Date” means the date deemed to be the “Completion Date” pursuant to Clause 2.2 (Completion of the Assignment).

“Completion Event” means that either (i) the Aggregate Purchase Amount is equal to (or as close as possible to but without exceeding) the Target Amount or (ii) the number of SDRs purchased under this Agreement is equal to the Target Number of SDRs.

“Daily Purchase Amount” has the meaning given to such term in the Mandate Letter.

“Deposit Agreement” means the general terms and conditions of SDR Issuer for Swedish depositary receipts regarding Shares dated January 2012, as amended in February 2022 and as from time to time amended or supplemented in accordance with their terms.

“Early Termination Date” has the meaning ascribed to this term in Clause 7.2 or 7.3 (Early termination in case of insolvency or Early termination at the request of the Client), as the case may be.

“End Date” has the meaning given to such term in the Mandate Letter.

“Event” has the meaning ascribed to this term in Clause 7.2 (Early termination in case of insolvency).

“Exchange Act” has the meaning ascribed to this term in Clause 2.1 (Appointment).

“Issuer” means Millicom International Cellular S.A.

“Mandate Letter” means a letter whose title is “Project Meria – SDR Mandate Letter” entered into by the Parties to the Agreement dated on or about the date hereof setting out certain commercial terms with respect to the Agreement.

“MAR” means Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC.

“Market Disruption Event” means any suspension of, or material limitation imposed on, trading by the Swedish Exchange or otherwise under applicable laws or regulations and whether by reason of movements in price exceeding limits permitted by the Swedish Exchange or otherwise under applicable laws or regulations (i) relating to the SDRs on the Swedish Exchange, or (ii) in futures or options contracts relating to the SDRs (or respectively to the Shares on the US Exchange).

“Maximum Price per SDR” has the meaning ascribed to this term in the Mandate Letter.

“Purchase Period” means the period from, and including, the Commencement Date to, and including, the Completion Date.

“Relevant Ratio” means the number of Shares representing one SDR pursuant to the terms of the Deposit Agreement on a given date, being as of the date of this Agreement one such SDR representing one Share.

“SDRs” means Swedish depositary receipts relating to the Issuer (ISIN: SE0001174970) issued by the SDR Issuer in respect of the Shares, the Relevant Ratio of such Shares representing one SDR and each traded on the Swedish Exchange.

“SDR Issuer” means Skandinaviska Enskilda Banken AB (publ).

“Share” means the ordinary shares constituting the capital of the Issuer.

“Swedish Exchange” means Nasdaq Stockholm AB.

“Target Amount” has the meaning ascribed to this term in the Mandate Letter.

“Target Number of SDRs” has the meaning ascribed to this term in the Mandate Letter.

“Trading Day” means a day on which the Swedish Exchange is open for trading and which is not a day during which a Market Disruption Event has occurred.

“US Exchange ” means the Nasdaq Global Select Market.

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2.	Assignment

2.1	Appointment

The Client appoints the Intermediary, who accepts the appointment, to purchase a number of SDRs on the Client’s behalf and for the Client’s account during the Purchase Period such that the amount payable by the Client is not higher than the Target Amount, provided that the total number of SDRs purchased by the Intermediary pursuant to the Assignment during the Purchase Period shall not exceed the Target Number of SDRs.

The Intermediary hereby represents and covenants to Client that it has implemented policies and procedures, taking into consideration the nature of its business, reasonably designed to ensure that individuals making investment decisions related to the Assignment do not have access to material nonpublic information regarding the Issuer, SDRs or the Shares that may be in possession of other individuals employed by Intermediary in violation of applicable securities laws.

The Intermediary may use the services of a third party to carry out the Assignment, subject to remaining responsible for the acts or omissions of such third party to the Client. In such case, the third party shall be subject to the same obligations as the Intermediary would have been under this Agreement.

The mission described in this Clause 2 (Assignment) is referred to in the Agreement as the “Assignment”.

2.2	Completion of the Assignment

If a Completion Event has occurred on any day, that day shall be deemed to be the Completion Date of the Assignment. If a Completion Event has not occurred before the End Date, then the End Date shall be deemed to be the Completion Date of the Assignment.

2.3	Exclusivity

The Client shall not appoint any financial intermediary other than the Intermediary to purchase SDRs or Shares on its behalf during the Purchase Period.

2.4	Conditions to be met in relation to the Assignment

The SDRs shall be bought by the Intermediary on the Swedish Exchange and/or any relevant trading venues and/or directly from brokers or directly from sellers of SDRs, in each case outside the United States, and in accordance, on a best effort basis but in any event without prejudice to the Maximum Price per SDR, with the terms of the Mandate Letter. The Intermediary’s interventions in relation to the Assignment shall take place in accordance with all applicable laws and regulations.

In particular, the Intermediary shall not, when executing trades in relation to the Assignment, purchase any SDRs at a price per SDR which is higher than the Maximum Price per SDR.

2.5	Independence of the Intermediary

The Intermediary shall perform the Assignment independently of, and without influence by or consultation with, the Client with regard to the timing of the purchases and shall be solely responsible for carrying out the purchase of the SDRs in relation to the Assignment.

The Client shall not exercise or attempt to exercise authority over any purchases of SDRs executed by the Intermediary pursuant to the Assignment, and the Client shall not provide to the Intermediary’s trading team dealing with the Assignment any information or instructions with respect to the Assignment which would influence the interventions of the Intermediary in respect thereof. Additionally, the Assignment does not permit the Client to exercise any subsequent influence over how, when, or whether to effect any purchases of SDRs under the Assignment. The Client represents and covenants to the Intermediary that it shall not alter or deviate from the terms of the Assignment to purchase SDRs or enter into or alter a corresponding or hedging transaction or position with respect to SDRs.

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2.6	Reporting

At the end of each Trading Day, the Intermediary will send to the Client by email such information relating to the purchases of SDRs during that Trading Day in relation to the Assignment in the form agreed between the Client and the Intermediary.

The information referred to above shall be deemed to have been sent to the Client if sent by email to the persons designated under Clause 3.2 (Persons to contact within the Client).

2.7	Settlement and Delivery

In accordance with the rules of the Swedish Exchange, the transactions in SDRs shall be cleared and settled delivery versus payment, net of VAT, two Trading Days after their execution by the Intermediary at the price at which the SDRs have been purchased by the Intermediary.

The SDRs purchased pursuant to the Assignment during the Purchase Period shall be delivered to the Client on the account set forth in the Mandate Letter.

The amounts necessary to purchase the SDRs pursuant to the Assignment shall be withdrawn from the Client’s account set forth in the Mandate Letter.

2.8	Brokerage fee

The Intermediary shall charge brokerage fees, as set forth in the Mandate Letter, to the Client on the SDRs purchased in respect of the Assignment.

2.9	Tax

The Client will support the cost of any applicable taxes (such as Financial Transaction Tax and value added tax (VAT) if any) relating to the Assignment.

3.	Contacts

3.1	Persons to contact within the Intermediary

The persons to contact within the Intermediary are set out in the Mandate Letter.

3.2	Persons to contact within the Client

The persons to contact within the Client are set out in the Mandate Letter.

4.	Representations and warranties of the Client and the Intermediary

4.1 The Client represents and warrants that

(a) it has full power to enter into and perform its obligations under the Agreement and to purchase the SDRs;

(b) all authorizations, approvals, consents and licenses required by it (corporate, legal or otherwise) for the purchase of the SDRs and the transaction contemplated hereby have been obtained;

(c) it is entering into the Agreement, and the Assignment contemplated herein, in good faith and not as part of a plan or scheme to evade the prohibitions of any applicable laws or regulations, such as Rule 10b5-1 under the Exchange Act and shall act in good faith with respect to the Agreement and Assignment;

(d) it has no outstanding (and will not subsequently enter into any additional) contract, instruction, or plan that would qualify for the affirmative defense under paragraph (c)(1) of Rule 10b5-1 under the Exchange Act during the term of the Assignment; and

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(e) it is not an “officer” within the meaning of Rule 16a-1(f).

(f) The Client confirms that, at the date hereof, it does not possess and is not aware of any material non-public information (as defined in Rule 10b5-1 under the Exchange Act) or inside information (as defined in article 7 of MAR), with respect to the Issuer, the Shares and/or the SDRs.

(g) it shall not disclose to the Intermediary any information which may be considered as inside information as defined in article 7 of MAR. Should such insider information be disclosed to the Intermediary, the Intermediary will take any and all necessary steps to ensure that such inside information will not be transferred nor used on its own behalf or on behalf of third parties, either directly or indirectly.

(h) it shall be responsible for making all declarations relating to crossing thresholds that would be required by the by-laws of the Issuer or by applicable laws and regulations.

(i)  it authorizes the recording of the phone conversations by the Intermediary during the execution of the Agreement and to produce such recordings as a proof before any courts or regulatory authorities.

4.2 The Intermediary represents and warrants that it has full power to enter into and perform its obligations under the Agreement, all authorizations, approvals, consents and licenses required by it (corporate, legal or otherwise) for the purchase of the SDRs and the transaction contemplated hereby have been obtained, and it will comply with MAR and other relevant securities laws and regulations in relation to the execution of the Agreement.

5.	Confidentiality

All information relating to the Agreement shall be considered as confidential, and neither Party shall disclose this information without the prior written consent of the other Party, except:

(i)	if disclosure of such information is required by applicable laws or regulations (including the rules or regulations of any relevant stock exchange), by court order or in connection with any judicial or regulatory inquiry or proceedings; or

(ii)	if the confidential information becomes publicly known other than as a result of a non-permitted disclosure by either Party.

The undertakings in this Clause 5 shall remain in force for the duration of the Agreement and for a period of two years following the expiry or termination thereof.

6.	Indemnity

The Client shall, on request, fully indemnify and hold harmless the Intermediary, any entity of its group and their respective employees (an “Indemnified Person”) for any direct losses and reasonable costs, fees, expenses and disbursements (including reasonable legal fees and expenses) (collectively, the “Damages”) suffered or incurred by any Indemnified Person with respect to any action, procedure, claim, proceeding or investigation of a judicial or other nature resulting or arising from the Assignment, initiated by a third party, involving or against an Indemnified Person, except to the extent that such Damages are found in a judgement of a court of competent jurisdiction to have resulted from the negligence, wilful default or misconduct, or fraud of the Indemnified Person. In no event shall the Client be liable for or reimburse any indirect or consequential damages, such as loss of profit, loss of revenues, loss of reputation and/or loss of savings.

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7.	Term

7.1	General provisions

The Agreement shall take effect on the date hereof and shall terminate, save in case of an early termination of the Agreement in accordance with Clause 7.2 (Early termination in case of insolvency); Clause 7.3 (Early termination at the request of the Client) or Clause 8 (Sanctions), on the later of:

(i)	the Completion Date;

(ii)	the date on which the Client’s obligations under Clause 2.7 (Settlement and Delivery), Clause 2.8 (Brokerage fee), and Clause 2.9 (Tax) have been fulfilled; and

(iii)	the date on which the Intermediary’s obligations under Clause 2.6 (Reporting), and Clause 2.7 (Settlement and Delivery) have been fulfilled.

7.2	Early termination in case of insolvency

If a Party is declared bankrupt or filing a request for protection from creditors, or if a Party fails to pay on the due date any amount payable by it under the Agreement at the place at, and in the currency in, which it is expressed to be payable (the “Event”), the other Party may issue a notice notifying the occurrence of the Event and the Agreement will automatically terminate on the 3rd Trading Day following the receipt by either Party of such notice. If a Party receives written notice from a competent court, legislative body or regulatory authority or becomes aware that the performance of this Agreement may no longer be permitted or is recommended against, this Party may issue a notice notifying the occurrence of the Event and the Agreement will automatically terminate on the 1st Trading Day following the receipt by either Party of such notice. The date designated for the early termination of the Agreement shall be an “Early Termination Date”.

7.3	Early termination at the request of the Client

The Client shall be entitled to require the Intermediary at any time to terminate the Assignment, provided that the Client does not have inside information (as defined under MAR) in respect of the Issuer and no blackout period is applicable to it; at the time of the notice, (i) for any reason or (ii) if the further implementation of the Assignment would otherwise cause a breach of any facility agreement material to the realisation of the Assignment to which the Client is a party to from time to time or (iii) an infringement of applicable antitrust laws and regulations (including under the Hart-Scott-Rodino Act Antitrust Improvements Acts of 1976), in each case by sending a notice to the Intermediary.

The Agreement will automatically terminate on the 1st Trading Day following the receipt by the Intermediary of such notice, this date being an “Early Termination Date”.

7.4	Consequences of the termination of the Agreement

Upon termination of the Agreement, the Parties will be released from any obligations stipulated in this Agreement, except as regards Clause 4 (Representations and warranties of the Client and the Intermediary), Clause 5 (Confidentiality), Clause 6 (Indemnity) and Clause 8 (Governing Law and jurisdiction), which will survive the termination of the Agreement until the end of the applicable limitation periods.

7.5	Amendments

This Agreement may be amended, modified or waived by the Parties provided that (a) such amendment, modification or waiver (i) is in writing, and (ii) is made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act; and (b) at the time of such amendment, modification or waiver the Client shall be deemed to have represented and warranted to Intermediary that it is not in possession of any material non-public information (as defined in Rule 10b5-1 under the Exchange Act) or inside information (as defined in article 7 of MAR), with respect to the Issuer, the Shares and/or the SDRs (c) at the time of such amendment, modification or waiver the Client is not subject to a blackout period;

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8.	Sanctions

For the purposes of this article, the terms "Sanctioned Person" and "Sanctions" shall have the following meanings:

“Sanctioned Person” means any person, whether or not having a legal personality that is:

(i)        listed on any list of designated persons in application of Sanctions;

(ii)       located in, or organised under the laws of, any country or territory that is subject to comprehensive Sanctions;

(iii)     directly or indirectly owned or controlled, as defined by the relevant Sanctions, by a person referred to in (i) or (ii) above;

(iv)     which otherwise is, or will become with the expiry of any period of time, subject to Sanctions.

“Sanctions” means any economic or financial sanctions, trade embargoes or similar measures enacted, administered or enforced by any of the following (or by any agency of any of the following):

(a)	the United Nations;

(b)	the United States of America;

(c)	the United Kingdom; or

(d)	the European Union or any present or future member state thereof;

(e)	to the extent permitted by laws and regulations, any other jurisdiction relevant applicable to the performance of the Agreement.

Each Party represents and warrants to the other party at all times during the term of this Agreement that neither it nor any of its affiliates nor, to the best of its knowledge, any controlled person, nor any agents is a Sanctioned Person.

The Client understands that the Intermediary must not deal with any transaction for the benefit of a Sanctioned Person or in a manner that would constitute a violation of the Sanctions. As such, and notwithstanding the fact that the operations have already been carried out, the Intermediary may immediately suspend any payment, promise to pay or authorization to pay (or give any valuable consideration), if the Client is subject to Sanctions or does not comply with the representations or warranties provided for in this article. Subject to applicable laws, regulations and authorizations of the competent authorities, the Client may make such payment to a frozen account for the benefit of the Intermediary.

Either Party may terminate the agreement with immediate effect and without compensation if the other party is in breach of the sanctions, representations or warranties provided for in this clause.

9.	Governing law and jurisdiction

The Agreement shall be governed by French law.

The competent courts of Paris will have exclusive jurisdiction to settle any disputes arising out of or related to the validity, interpretation or enforcement of the Agreement.

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FOR THE INTERMEDIARY

/s/ [*****]
By:	[*****]
Title:	[*****]
[*****]

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FOR THE CLIENT

/s/ Antony Maarek
By:	Anthony Maarek
Title:	Class A Manager

/s/ Tigran Khachatryan
By:	Tigran Khachatryan
Title:	Class B Manager

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